SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28835; 812-13573]

Compagnie de Financement Foncier; Notice of Application

July 22, 2009

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from all provisions of the Act.

Summary of Application: Applicant Compagnie de Financement Foncier ("CFF"), a

specialized credit institution, requests an order exempting it from all provisions of the Act

in connection with the offer and sale of its securities in the United States.

Filing Dates: The application was filed on September 17, 2008, and amended on June 22,

2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 pm on August

12, 2009, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature

of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, c/o John D. Watson, Jr., Latham & Watkins LLP, 53, quai d'Orsay, 75007 Paris, France.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   CFF, a limited liability company organized under the laws of the Republic of France, is a Société de Crédit Foncier ("SCF"), a specialized credit institution authorized and licensed under French law and regulated and supervised by French banking authorities. Applicant represents that the sole permitted business of a SCF is to provide financing to the housing and public sectors in France and a limited number of other developed countries. Applicant further states that, subject to a comprehensive statutory and regulatory framework, a SCF conducts this business by (a) making or acquiring mortgage loans (which include loans incurred to acquire real property and secured by a mortgage or, in certain limited circumstances, other high-quality credit support); (b) extending financing to public sector entities by making public sector loans or acquiring public sector obligations; and (c) acquiring debt securities backed by mortgage loans or public sector

obligations (collectively, "Eligible Assets"). Equity securities or other equity interests are not treated as Eligible Assets and are not permitted to be held by a SCF.

2. As a SCF, CFF states that it finances its business through the issuance of covered bonds, a type of debt security governed by French law. French covered bonds, known as obligations foncières, and the SCFs that issue them are governed by the Savings and Financial Security Act of 1999 (the "SFSA Law").[1] Applicant states that under the SFSA law, only credit institutions licensed and regulated in France as a SCF may issue obligations foncières. However, CFF is not permitted under the SFSA Law to accept demand deposits and may only carry out the specific banking activities that are consistent with its purpose as a SCF, which is to acquire Eligible Assets and to issue covered bonds (or other debt securities) in order to finance the acquistion of Eligible Assets.

3. CFF is a direct, wholly-owned subsidiary of Crédit Foncier de France ("Credit Foncier"), which is licensed and regulated under French law as a commercial bank. Applicant states that Credit Foncier was the first French issuer of covered bonds and an active participant in the covered bond market until 1999, when in connection with the adoption of the SFSA Law, Credit Foncier formed CFF and transferred its covered bond business to it. CFF states that since its formation, it has issued over $147.5 billion in covered bonds in the international capital markets.

4. Applicant represents that the SFSA Law gives the holders of CFF's covered bonds the benefit of a statutory priority in right of payment (the "Privilege") on all assets and cash flows of CFF. According to CFF, the Privilege constitutes a legal safeguard for

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[1] Applicant represents that the French public law regime governing obligations foncières, in which the issuing entity is strictly regulated by banking authorities as a credit institution and in which the priority of investors' claims is guaranteed as a matter of law, differs significantly from the private contractually-based covered bond regimes found in certain other countries (such as the United States).

holders of covered bonds in that no creditors of a SCF, including the French State, can claim cash flows generated by Eligible Assets until the SCF's obligations in respect of its covered bonds are discharged in full. The SFSA Law establishes a principle of over-collateralization, which provides that the total amount of the assets of a SCF must exceed the global amount of liabilities benefiting from the Privilege at all times, thereby limiting risk exposure. CFF states that in addition to the Privilege, as an additional investor protection safeguard, the SFSA Law creates important exceptions to the claw-back rules that would otherwise apply under the French insolvency laws.

5.   CFF states that, as a licensed credit institution, it is subject to extensive legal and regulatory obligations under French banking regulations and is supervised by the French Banking Commission ("Banking Commission"), a body within the Banque de France. CFF further states that it is not only subject to the general regulatory supervision applicable to all licensed credit institutions, including banks, but also to additional control mechanisms that are specific to its status as a SCF. CFF states that it is subject to continuous off-site monitoring and routine on-site inspections by the Banking Commission, which consists of examination of CFF's prudential and accounting records, regular contacts with CFF's senior management and statutory auditors, and ascertainment that the information disclosed by CFF accurately reflects its financial condition. In addition, CFF states that as an issuer of listed debt securities sold to the general public in France, it is also subject to the rules and regulations of the Financial Markets Authority (the "AMF"), the French financial market regulator responsible for ensuring investors' protection.

6.   Applicant represents that under French banking regulations, CFF must appoint a specific controller (the "Specific Controller") as a result of its status as a SCF. The Specific Controller is appointed by CFF's management board with the approval of the Banking Commission. CFF states that the Specific Controller monitors compliance with the legal and regulatory provisions applicable to SCFs, monitors CFF's management of its assets and liabilities and ensures that CFF only undertakes transactions that are consistent with its specific purpose as a SCF. The Specific Controller verifies that the assets held by CFF are Eligible Assets and certifies compliance with collateralization requirements.

7.   CFF states that it is also subject to special internal control procedures. The SFSA Law requires that the asset and liabilities of a SCF be managed by a credit institution pursuant to servicing agreements. Because of this legal requirement, CFF relies on Credit Foncier to operate its business. Credit Foncier, a licensed bank, administers CFF in accordance with permanent and periodic control procedures that are centralized at the level of Credit Foncier.

8.   CFF proposes to offer and sell in the United States its covered bonds and other debt securities that benefit from the Privilege as described in the application (collectively, the "Privileged Debt Securities"). CFF states that any such offer and sale shall occur only in transactions exempt from registration under the Securities Act of 1933 ("1933 Act"), including transactions effected as traditional private placements with institutional investors or in transactions in which the securities may be resold to "qualified institutional buyers" as contemplated by rule 144A under the 1933 Act. CFF believes that investors in its Privileged Debt Securities would have the protections provided by the Privilege, the protections provided by the French government's regulation of CFF and its operations, and

the protections of the laws in the United States applicable to securities offered and sold to qualified institutional buyers and other institutional investors, as well as the antifraud provisions of the Securities Exchange Act of 1934. CFF intends to use the proceeds from any sale of its securities in the United States as an additional source of financing for the housing and public sectors in France and other developed countries, including the United States.

Applicant's Legal Analysis

1. Section 3(a)(1)(C) of the Act defines an investment company to include any issuer engaged in the business of investing, reinvesting, owning, holding or trading in securities, and that owns or proposes to acquire investment securities having a value exceeding 40% of the issuer's total assets. Section 3(a)(2) of the Act defines "investment securities" to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act.

2. CFF states that a majority of its assets consist of loans, debt securities and cash equivalents, and that these assets could be considered "investment securities" within the meaning of section 3(a)(2) of the Act. As a result, CFF states that it could be deemed to be an "investment company" under section 3(a)(1)(C) of the Act.

3. Section 6(c) of the Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act, if and to the extent necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     4.   Rule 3a-6 under the Act excludes foreign banks from the definition of an investment company under the Act. A "foreign bank" is defined in the rule to include a banking institution "engaged substantially in commercial banking activity" which in turn is defined to include "extending commercial and other types of credit, and accepting demand and other types of deposits." CFF states that while a large part of its business activity is to extend commercial credit such as mortgage loans and loans to public sector entities and it is subject to extensive supervision and regulation by French banking authorities, it is not considered a comercial bank under French law. Further, Applicant states that as a credit institution licensed as a SCF, it cannot accept "demand and other types of deposits." Therefore, CFF states that it is not eligible for the exclusion provided by rule 3a-6 under the Act.

     5.   CFF states that it engages in several banking activities, that it is controlled as to financing it can undertake and loans it can extend through French banking laws and through oversight and regulation implemented by the Banking Commission. CFF asserts that as a SCF, it is governed by a legal regime in many respects stricter than the regime applicable to commercial banks in France. CFF further states that it fulfills a public interest objective of providing financial resources for the favored sectors in France and the United States and other developed nations, and that its activites do not lend themselves to the abuses against which the Act was directed. Therefore, CFF states that it satisfies the standards for relief under section 6(c) of the Act.

<u>Applicant's Conditions</u>

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. In connection with any offering by Applicant of its Privileged Debt Securities in the United States, Applicant will appoint an agent to accept service of process in any suit, action or proceeding brought on such Privileged Debt Securities and instituted in any State or Federal court presiding in the City and County of New York by any such holder of any such Privileged Debt Securities. Applicant will expressly submit to the jurisdiction of the New York State and United States Federal courts presiding in the City and County of New York with respect to any such suit, action or proceeding. Applicant will also waive the defense of forum *non conveniens* to the maintenance of any such action or proceeding in the New York State or United States Federal courts presiding in the City and County of New York. Such appointment of an agent to accept service of process and such submission to jurisdiction shall be irrevocable until all amounts due and to become due in respect of such Privileged Debt Securities have been paid. No such submission to jurisdiction or appointment of agent for service of process will affect the right, if any, of a holder of any such security to bring suit in any court that will have jurisdiction over Applicant by virtue of the offer and sale of such Privileged Debt Securities or otherwise.

2. Applicant's activities will conform in all material respects to the activities described in the application.

3. Applicant is regulated as a SCF by the French banking authorities, as described in the application.

4.   Applicant will only offer and sell Privileged Debt Securities on a private basis in the United States to persons reasonably believed by Applicant to be (i) institutional accredited investors as defined in paragraphs (1), (2), (3) and (7) of Rule 501(a) under the 1933 Act, (ii) any entity in which all of the equity owners come within such paragraphs, or (iii) qualified institutional buyers, as defined in Rule 144A under the 1933 Act.

5.   Applicant will not make public offers or sales of equity or debt securities in the United States and will not make offers or sales of equity securities on either a public or private basis in the United States.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary